December 1, 2010

VIA EDGAR

Mr. Michael R. Clampitt
Senior Attorney
100 F Street, NE
US Securities and Exchange Commission
Washington, DC  20549

Re:	Sandy Spring Bancorp, Inc.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Forms 10-Q for the quarterly period ended June 30, 2010 filed August 9, 2010
Forms 8-K filed February 25, 2010 and March 18, 2010
File No. 000-19065

Dear Mr. Clampitt:

We have received your letter dated October 19, 2010 regarding comments on the above-referenced filings.  To aid in your review, we have repeated your comments followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk, page 39

Comment No. 1

We note your response to comment two from our letter dated September 17, 2010.  Please enhance your future filing disclosures regarding the 24 residential real estate development loans which became non-performing during 2009 as described below:

•	Quantify the amount of charge-offs and paydowns associated with these loans both for the periods presented and since origination; and
•
Quantify any loan amounts outstanding as of June 30, 2010 from the borrower for which you received liquidation proceeds of $15.4 million upon the borrower’s bankruptcy settlement.  To the extent that there are any loan amounts outstanding from this borrower that have not been fully provided for, please tell us and revise your future filings to explain how you have determined that collection of these amounts is probable.

Mr. Michael R. Clampitt
December 1, 2010

Response to Comment No. 2:

    The 24 residential real estate development loans which became non-performing during 2009 had paydowns of $19.9 million and charge-offs of $7.3 million for the six months ended June 30, 2010. These loans have experienced paydowns of $74.7 million (including the $15.4 million bankruptcy settlement) and charge-offs of $9.3 million through June 30, 2010 since their origination. The Company will provide updated information on the status of these non-performing loans in future filings.

    There are no loan amounts outstanding with respect to the borrower for which the Company received liquidation proceeds upon the borrower’s bankruptcy settlement during 2010. As a result of the settlement, all balances due from this borrower were reduced to zero either through cash payments or charge-offs.

Form 8-K filed February 25, 2010

Comment No. 2

We note your response to comment 13 from our letter dated September 17, 2010.  We are not persuaded that an amended Form 8-K was not required following Mr. Starliper’s committee appointments.  Please amend the Form 8-K to disclose the committees to which he has been named.

Response to Comment No. 2:

Based on further discussions with the Staff, under these circumstances the Company will not be required to file an amendment to its Form 8-K.

* * * * *

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

Sincerely,

/s/ Ronald E. Kuykendall
Ronald E. Kuykendall
General Counsel and Secretary